Exhibit 99. (a)(1)(i)

“Thank you for your question. Please see Question and Answer No.         of the Summary Term Sheet provided to you, which states:

[Paste Q & A from the Offer here]

If you have any further questions concerning the offer, please contact us by telephone at 818-871-8333 or by e-mail at tenderquestions@thecheesecakefactory.com. We will respond to your question within two business days of receipt.”